Exhibit 99.2

Form 62-103F1

Required Disclosure under the Early Warning Requirements

Item 1 – Security and Reporting Issuer

1.1	State the designation of securities to which this report relates and the name and address of the head office of the issuer of the securities.

This report relates to the common shares in the capital of Anfield Energy Inc. (the “Issuer”).

The Issuer’s head office is located at 4390 Grange Street, Suite #2005, Burnaby, British Columbia, V5H 1P6.

1.2	State the name of the market in which the transaction or other occurrence that triggered the requirement to file this report took place.

The transaction that triggered the requirement to file this report was carried out through the facilities of the TSX Venture Exchange.

Item 2 – Identity of the Acquiror

2.1	State the name and address of the acquiror.

enCore Energy Corp. (the “Acquiror”), a company incorporated under the laws of British Columbia, with a principle business of providing uranium for nuclear energy. The Acquirer has a head office at:

101 N. Shoreline Blvd, Suite 450

Corpus Christi, TX 78401

and

Suite 1200, 750 W. Pender Street

Vancouver, BC V6C 2T8

2.2	State the date of the transaction or other occurrence that triggered the requirement to file this report and briefly describe the transaction or other occurrence.

On January 3, 2024 and January 12, 2024, the Acquiror sold a total of 15,000,000 common shares of the Issuer for approximate proceeds of $1,097,900 (the “Sales Transactions”). The shares were sold through the facilities of the TSX Venture Exchange at prices ranging from $0.07 to $0.08 per share.

2.3	State the names of any joint actors.

Not applicable.

Item 3 – Interest in Securities of the Reporting Issuer

3.1	State the designation and number or principal amount of securities acquired or disposed of that triggered the requirement to file the report and the change in the acquirer’s securityholding percentage in the class of securities.

The Acquiror disposed of a total of 15,000,000 common shares of the Issuer pursuant to the Sales Transactions.

Immediately prior to the foregoing dispositions, the Acquiror owned and/or controlled 185,000,000 common shares of the Issuer, representing approximately 18.60% of the then issued and outstanding common shares of the Issuer on an undiluted basis.

Following the Sales Transactions, the Acquiror now owns and/or controls 170,000,000 common shares of the Issuer, representing approximately 16.84% of the Issuer’s current issued and outstanding common shares on an undiluted basis. This represents an approximate 1.76% decrease in the Acquiror’s ownership and/or control over common shares of the Issuer on an undiluted basis. The Acquiror does not own any convertible securities of the Issuer.

3.2	State whether the acquirer acquired or disposed ownership of, or acquired or ceased to have control over, the securities that triggered the requirement to file the report.

The Acquiror disposed of the securities that triggered the requirement to file this report. See Item 2.2 above.

3.3	If the transaction involved a securities lending arrangement, state that fact.

Not applicable.

3.4	State the designation and number or principal amount of securities and the acquiror’s security holding percentage in the class of securities, immediately before and after the transaction or other occurrence that triggered the requirement to file this report.

Immediately prior to the foregoing dispositions, the Acquiror owned and/or controlled 185,000,000 common shares of the Issuer, representing approximately 18.60% of the then issued and outstanding common shares of the Issuer on an undiluted basis

As a result of the foregoing dispositions, the Acquiror now owns and/or controls 170,000,000 common shares of the Issuer, representing approximately 16.84% of the Issuer’s current issued and outstanding common shares on an undiluted basis. This represents an approximate 1.76% decrease in the Acquiror’s ownership and/or control over common shares of the Issuer on an undiluted basis. The Acquiror does not own any convertible securities of the Issuer.

3.5	State the designation and number or principal amount of securities and the acquiror’s securityholding percentage in the class of securities referred to in Item 3.4 over which

(a)	the acquirer, either alone or together with any joint actors, has ownership and control;

(b)	the acquirer, either alone or together with any joint actors, has ownership but control is held by persons or companies other than acquirer or any joint actor; and

(c)	the acquirer, either alone or together with any joint actors, has exclusive or shared control but does not have ownership.

All securities referred to in Item 3.4 are owned and/or controlled, directly by the Acquiror.

3.6	If the acquirer or any of its joint actors has an interest in, or right or obligation associated with, a related financial instrument involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the related financial instrument and its impact on the acquiror’s securityholdings.

Not applicable.

3.7	If the acquirer or any of its joint actors is a party to a securities lending arrangement involving a security of the class of securities in respect of which disclosure is required under this item, describe the material terms of the arrangement including the duration of the arrangement, the number or principal amount of securities involved and any right to recall the securities or identical securities that have been transferred or lent under the arrangement.

State if the securities lending arrangement is subject to the exception provided in section 5.7 of NI 62-104.

Not applicable.

3.8	If the acquirer or any of its joint actors is a party to an agreement, arrangement or understanding that has the effect of altering, directly or indirectly, the acquirer’s economic exposure to the security of the class of securities to which this report relates, describe the material terms of the agreement, arrangement or understanding.

Not applicable.

Item 4 – Consideration Paid

4.1	State the value, in Canadian dollars, of any consideration paid or received per security and in total.

See Item 4.2

4.2	In the case of a transaction or other occurrence that did not take place on a stock exchange or other market that represents a published market for the securities, including an issuance from treasury, disclose the nature and value, in Canadian dollars, of the consideration paid or received by the acquirer.

The Acquiror received approximately $1,097,900 from the Sales Transactions referred to in Item 2.2.

4.3	If the securities were acquired or disposed of other than by purchase or sale, describe the method of acquisition or disposition.

Not applicable.

Item 5 – Purpose of the Transaction

State the purpose or purposes of the acquirer and any joint actors for the acquisition or disposition of securities of the reporting issuer. Describe any plans or future intentions which the acquirer and any joint actors may have which relate to or would result in any of the following:

(a)	the acquisition of additional securities of the reporting issuer, or the disposition of securities of the reporting issuer;

(b)	a corporate transaction, such as a merger, reorganization or liquidation, involving the reporting issuer or any of its subsidiaries;

(c)	a sale or transfer of a material amount of the assets of the reporting issuer or any of its subsidiaries;

(d)	a change in the board of directors or management of the reporting issuer, including any plans or intentions to change the number or term of directors or to fill any existing vacancy on the board;

(e)	a material change in the present capitalization or dividend policy of the reporting issuer;

(f)	a material change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(g)	a change in the reporting issuer’s charter, bylaws or similar instruments or another action which might impede the acquisition of control of the reporting issuer by any person or company;

(h)	a class of securities of the reporting issuer being delisted from, or ceasing to be authorized to be quoted on, a marketplace;

(i)	the issuer ceasing to be a reporting issuer in any jurisdiction of Canada;

(j)	a solicitation of proxies from securityholders;

(k)	an action similar to any of those enumerated above.

The common shares were sold by the Acquiror for investment purposes. The Acquiror may, depending on market and other conditions, increase or decrease its ownership of the Issuer’s securities, whether in the open market, by privately negotiated agreements or otherwise, subject to a number of factors, including general market conditions and other available investment and business opportunities.

Item 6 – Agreements, Arrangements, Commitments or Understandings With Respect to Securities of the Reporting Issuer

Describe the material terms of any agreements, arrangements, commitments or understandings between the acquirer and a joint actor and among those persons and any person with respect to securities of the class of securities to which this report relates, including but not limited to the transfer or the voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, guarantees of profits, division of profits or loss, or the giving or withholding of proxies. Include such information for any of the securities that are pledged or otherwise subject to a contingency, the occurrence of which would give another person voting power or investment power over such securities, except that disclosure of standard default and similar provisions contained in loan agreements need not be included.

Not applicable.

Item 7 – Change in material fact

If applicable, describe any change in a material fact set out in a previous report filed by the acquirer under the early warning requirements or Part 4 in respect of the reporting issuer’s securities.

Not applicable.

Item 8 – Exemption

If the acquirer relies on an exemption from requirements in securities legislation applicable to formal bids for the transaction, state the exemption being relied on and describe the facts supporting that reliance.

Not applicable.

Item 9 – Certification

I, as the Acquiror, certify to the best of my knowledge, information and belief, that the statements made in this report are true and complete in every respect.

Date: January 15, 2024

enCore Energy Corp.

Per: “W. Paul Goranson”
Signature

W. Paul Goranson, CEO
Name/ Title

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